ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-116206
Dated September 15, 2008
NEWS RELEASE
Investor contact: Loren Hanson, Director of Shareholder Services, (218) 739-8481 or (800) 664-1259
Media contact: Amy Richardson, Director of Communications, (701) 451-3580 or (866) 410-8780
For release: September 15, 2008
Dateline: Fergus Falls, Minnesota
Otter Tail Corporation Announces Public Offering of Common Stock;
Updates 2008 Earnings Guidance
Otter Tail Corporation (NASDAQ: OTTR) (the Company) announced today the commencement of a public offering of 5,000,000 shares of its common stock. The Company also expects to grant the underwriters of the offering an option to purchase up to an additional 750,000 shares to cover over-allotments.
The Company intends to use the net proceeds from the offering to finance the construction of the Ashtabula Wind Center in Barnes County, North Dakota; the expansion of wind tower manufacturing facilities in Tulsa, Oklahoma, and West Fargo, North Dakota; and to fund working capital needs of the Company’s other businesses.
Merrill Lynch & Co. is acting as sole book-running manager. Robert W. Baird & Co. and J.P. Morgan are acting as joint lead managers. Banc of America Securities LLC, Wells Fargo Securities and KeyBanc Capital Markets are acting as co-managers.
The Company is also updating its 2008 earnings per share guidance. The Company expects its 2008 diluted earnings per share to be in the range of $1.25 to $1.50 compared with its previously announced earnings guidance of $1.40 to $1.65. The main factors contributing to the revision in earnings guidance are as follows:
•	Cooler than normal weather in July and August which impacts the electric segment’s expected earnings.

•	Reductions in raw potato supplies which are expected to lower sales volumes for the rest of 2008 in the food ingredient processing segment.

•	A continuation of the general business conditions as discussed in the August 4, 2008 second quarter earnings release. These conditions include reduced demand for waterfront equipment and, more importantly, increased costs related to the startup of new facilities and integrating new customers at the Company’s wind tower manufacturing business as it prepares for anticipated industry growth.
The Company believes it is well positioned for earnings growth in 2009 due to the significant investments it is making in its operating companies in 2008. Within the core electric business, continued growth is expected in 2009 given ongoing rate base investments and the anticipated effect of filing during the fourth quarter of 2008 for general rate increases in North Dakota and South Dakota. The Company also believes its non-electric businesses have excellent growth prospects, particularly in the wind tower manufacturing business. Plant expansions in Oklahoma and North Dakota will increase production capabilities to serve the expected increase in demand for wind towers.
The offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.
Otter Tail Corporation has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Otter Tail Corporation has filed with the SEC for more complete information about Otter Tail Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Otter Tail Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-664-1259.
About the Corporation
Otter Tail Corporation has interests in diversified operations that include an electric utility, manufacturing, health services, food ingredient processing and infrastructure businesses which include plastics, construction and transportation. Otter Tail Corporation stock trades on the NASDAQ Global Select Market under the symbol OTTR. The latest investor and corporate information is available at www.ottertail.com. Corporate offices are located in Fergus Falls, Minnesota, and Fargo, North Dakota.
Forward-Looking Statements
Except for historical information, all other information provided in this release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated, or implied. The following factors, among others, could cause actual results for Otter Tail Corporation to differ materially from those discussed in the forward-looking statements:
•	The corporation is subject to federal and state legislation, regulations and actions that may have a negative impact on its business and results of operations.

•	Actions by the regulators of the electric segment could result in rate reductions, lower revenues and earnings or delays in recovering capital expenditures.

•	Any significant impairment of the corporation’s goodwill would cause a decrease in the corporation’s assets and a reduction in its net operating performance.

•	The terms of some of the corporation’s contracts could expose the corporation to unforeseen costs and costs not within the corporation’s control, which may not be recoverable and could adversely affect the corporation’s results of operations and financial condition.

•	The corporation is subject to risks associated with energy markets.

•	Future operating results of the electric segment will be impacted by the outcome of rate rider filings in Minnesota for transmission investments.

•	Certain costs currently included in the fuel clause adjustment (FCA) in retail rates may be excluded from recovery through the FCA but may be subject to recovery through rates established in a general rate case.

•	Weather conditions or changes in weather patterns can adversely affect the corporation’s operations and revenues.

•	Electric wholesale margins could be further reduced as the Midwest Independent Transmission System Operator market becomes more efficient.

•	Electric wholesale trading margins could be reduced or eliminated by losses due to trading activities.

•	The corporation’s electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.

•	Wholesale sales of electricity from excess generation could be affected by reductions in coal shipments to the Big Stone and Hoot Lake plants due to supply constraints or rail transportation problems beyond the corporation’s control.

•	The corporation’s electric segment has capitalized $9.8 million in costs related to the planned construction of a second electric generating unit at its Big Stone Plant site as of June 30, 2008. Should approvals of permits not be received on a timely basis, the project could be at risk. If the project is abandoned for permitting or other reasons, a portion of these capitalized costs and others incurred in future periods may be subject to expense and may not be recoverable.

•	Federal and state environmental regulation could cause the corporation to incur substantial capital expenditures and increased operating costs.

•	Existing or new laws or regulations addressing climate change or reductions of greenhouse gas emissions by federal or state authorities, such as mandated levels of renewable generation or mandatory reductions in carbon dioxide (CO2) emission levels or taxes on CO2 emissions, that result in increases in electric service costs could negatively impact the corporation’s net income, financial position and operating cash flows if such costs cannot be recovered through rates granted by ratemaking authorities in the states where the electric utility provides service or through increased market prices for electricity.

•	The corporation may not be able to respond effectively to deregulation initiatives in the electric industry, which could result in reduced revenues and earnings.

•	The corporation’s manufacturer of wind towers operates in a market that has been influenced by the existence of a Federal Production Tax Credit. This tax credit is scheduled to expire on December 31, 2008. Should this tax credit not be renewed, the revenues and earnings of this business, as well as our electrical contracting business in our other businesses segment, could be reduced.

•	If the corporation is unable to achieve the organic growth it expects, its financial performance may be adversely affected.

•	The corporation’s plans to grow and diversify through acquisitions and capital projects may not be successful and could result in poor financial performance.

•	The corporation’s plans to acquire, grow and operate its nonelectric businesses could be limited by state law.

•	Competition is a factor in all of the corporation’s businesses.

•	Economic uncertainty could have a negative impact on the corporation’s future revenues and earnings.

•	Volatile financial markets and changes in the corporation’s debt rating could restrict the corporation’s ability to access capital and could increase borrowing costs and pension plan expenses.

•	The price and availability of raw materials could affect the revenue and earnings of the corporation’s manufacturing segment.

•	The corporation’s food ingredient processing segment operates in a highly competitive market and is dependent on adequate sources of raw materials for processing. Should the supply of these raw materials be affected by poor growing conditions, this could negatively impact the results of operations for this segment.

•	The corporation’s food ingredient processing and wind tower manufacturing businesses could be adversely affected by changes in foreign currency exchange rates.

•	The corporation’s plastics segment is highly dependent on a limited number of vendors for polyvinyl chloride (PVC) resin, many of which are located in the Gulf Coast regions, and a limited supply of resin. The loss of a key vendor or an interruption or delay in the supply of PVC resin could result in reduced sales or increased costs for this business. Reductions in PVC resin prices could negatively impact PVC pipe prices, profit margins on PVC pipe sales and the value of PVC pipe held in inventory.

•	Changes in the rates or method of third-party reimbursements for diagnostic imaging services could result in reduced demand for those services or create downward pricing pressure, which would decrease revenues and earnings for the corporation’s health services segment.

•	The corporation’s health services businesses may be unable to renew and continue to maintain the dealership arrangements with Philips Medical which are scheduled to expire on December 31, 2008.

•	Technological change in the diagnostic imaging industry could reduce the demand for diagnostic imaging services and require the corporation’s health services operations to incur significant costs to upgrade their equipment.

•	Actions by regulators of the corporation’s health services operations could result in monetary penalties or restrictions in the corporation’s health services operations.

•	A significant failure or an inability to properly bid or perform on projects by the corporation’s construction businesses could lead to adverse financial results.
For a further discussion of other risk factors and cautionary statements, refer to the prospectus for the offering to which this communication relates and other documents the corporation has filed with the SEC.

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